SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 19th and 20th, 2020, drawn up in summary form

1.           Date, Time and Venue. Starting on February 19th, 2020, at 1:30 p.m., and closing on February 20th, 2020, at 11:15 a.m., at Autopista 30 de Mayo Km 6 ½, Leon Jimenes Corporate Building, in Santo Domingo, Dominican Republic.

2.           Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Luis Felipe Pedreira Dutra Leite, Milton Seligman, Roberto Moses Thompson Motta, Vicente Falconi Campos, Cecília Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Carlos Eduardo Klutzenschell Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso. The effective members of the Company's Fiscal Council, Messrs. José Ronaldo Vilela Rezende, Elidie Palma Bifano and Aldo Luiz Mendes, also attended the discussion and resolution on the Company’s financial statements and the management report regarding the fiscal year of 2019, held on February 20, 2020, at 8:00 a.m., for the purposes of Article 163, §3rd, of Law 6,404/76.

3.           Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.           Presentation. Resuming the meeting on February 20th, 2020, the following presentation was made:

4.1.               Financial Statements and Management Report Regarding the Fiscal Year of 2019. Mr. Fernando Mommensohn Tennenbaum and Mrs. Daniela Rodrigues Lopes, Chief Financial, Investor Relations and Shared Services Officer and Controllership Director of the Company, respectively, presented the Company’s accounts for the fiscal year of 2019, including the management representations, the main estimates for the Company's business and the understanding of its results, the main transactions, the main changes in the accounting policies and estimates, the subsequent events, the non-recurring items and the Company's contingent liabilities, as well as the proposal for the allocation of the results for the fiscal year. The directors confirmed they received the Standardized Financial Statements of the Company, individual and consolidated, according to Brazilian and international accounting principles (IFRS), which will be filed with the Brazilian Securities and Exchange Commission - CVM, in addition to the Management Report, and clarified they had no additional comments to such documents.

5.           Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

5.1.         Approval of the Financial Statements. To approve, after examination and discussion, and pursuant to Article 142, V, of Law 6,404/76, the Management Report, the Management accounts, the Financial Statements for the fiscal year ended on December 31st, 2019 and the respective destination of the results, which will be published on February 27th, 2020.

6.           Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

Santo Domingo, February 20th, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Vicente Falconi Campos	/s/ Cecília Sicupira
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Carlos Eduardo Klutzenschell Lisboa	/s/ Luis Felipe Pedreira Dutra Leite /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer